

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2024

Ashley Xin Wu
Acting Co-Chief Executive Officer
HUYA Inc.
Building A3, E-Park
280 Hanxi Road
Panyu District , Guangzhou 511446
People's Republic of China

> **Re: HUYA Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Response dated January 17, 2024**
> **File No. 001-38482**

Dear Ashley Xin Wu:

We have reviewed your January 17, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 3, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2. Principal Accounting Policies
(h) Short-term deposits and long-term deposits, page F-22

1. In your response letter dated January 17, 2024 ("response"), we note that you make reference to relying on Section 3(b)(1) of the Investment Company Act of 1940 ("Investment Company Act") in your analysis of several different entities, such as Tiger Information Technology Inc., Hainan Huya Entertainment Technology Co., Ltd., and Foshan Huya Huxin Technology Co., Ltd. Please advise as to whether you have opinions of counsel regarding Section 3(b)(1) with regard to such entities and, if so, whether you

are willing to share such opinions with the staff.

2. In your response, we note that you make reference to relying on Section 3(c)(1) and 3(c)(7) of the Investment Company Act in your analysis of several different entities, such as Tiger Jungle Inc., HT Inc., Ningbo Taiheng Enterprise Management Consulting Partnership (Limited Partnership), Ningbo Taiyuan Enterprise Management Consulting Partnership (Limited Partnership), and Ningvo Meishan Free Trade Port Area Chenhai Shangying Equity Investment Partnership (Limited Partnership). Under Section 3(a)(2) of the Investment Company Act, these assets would generally be investment securities in the hands of the applicable investing entity. Please confirm that your previous (and future) analysis under Section 3(a)(1)(C) did not, and will not, treat such investments as "investment securities."

3. Please provide for the staff's review a draft risk factor disclosing risks related to the Company potentially operating as an "investment company" under the Investment Company Act. Please ensure that the risk factor, among other things, (i) discloses, with appropriate specificity, why the Company may be at risk of being considered an investment company and (ii) describes the consequences to the Company if it were deemed to be an unregistered investment company. Please ensure that the Company addresses, for example, the risk that the Company would be subject to penalties and that the Company could be unable to enforce certain contracts.

4. In response to staff's prior comment 1, we note the discussion of "Sources of Income" in Appendix B. Please update the discussion of "Sources of Income" to reflect the Company's and its wholly-owned subsidiaries' assets on a consolidated basis as of the most recent fiscal quarter end.

5. More generally, in your response, we note that you use factual information and data as of September 30, 2023, per the staff's previous request. Please update all previous data and analysis to reflect the most recent fiscal quarter end. Alternatively, please advise the staff whether there were any changes between September 30, 2023 and the most recent fiscal quarter end that would materially impact the investment company analysis previously provided.

6. We note your response to the staff's prior comment 4 regarding value of the VIE. Based on the information provided, we do not necessarily agree with your view that the book value of the VIE reflects fair value consistent with section 2(a)(41) of the Investment Company Act. In addition, your response to prior comment 4 references Accounting Series Release ("ASR") No. 113, Financial Reporting Codification (CCH) §404.04 (Oct. 21, 1969) and ASR No. 118, Financial Reporting Codification (CCH) §404.03 (Dec.23, 1970). However, ASR 113 and ASR 118 have been rescinded in their entirety. *See* Good Faith Determinations of Fair Value, SEC Investment Company Act Rel. No. 34128 (Dec. 3, 2020). Please ensure that, going forward, the Company values the VIE in a manner consistent with the Investment Company Act. Please confirm your understanding of the foregoing.

7.   The Company's response states that, as of September 30, 2023, a very significant portion of the Company's assets on a consolidated basis consisted of time deposits. The response to Staff's prior comment 5 indicates that the Company has maintained such significant holdings in time deposits for "cash management purposes" and further states that "the purpose of such investments [in time deposits] is to ensure the availability of cash for essential resources and services required for the Company's ongoing operations." However, the response also notes that the Company uses time deposits "to seek to preserve the value of [its holdings] in the current inflationary environment."

1. Please provide further analysis as to how the Company's very significant holdings in "short-term time deposits," which carry maturity dates of up to one year, are consistent with the statement that the Company's holdings in time deposits are tantamount to "cash holdings" for "essential resources and services required for the Company's ongoing operations," particularly in light of the availability of more liquid investments.
2. Please advise as the amount of time that the Company has positioned a significant portion of its assets on a consolidated basis in "short-term time deposits."
3. Please indicate what the Company's present intention is with respect to holding such large positions in "short-term time deposits" in the future.

Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology